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                               January 27, 2021

       John Mercadante
       Chief Executive Officer
       Transportation and Logistics Systems, Inc.
       5500 Military Trail, Suite 22-357
       Jupiter, FL 33458

                                                        Re: Transportation and
Logistics Systems, Inc.
                                                            Registration
Statement on Form S-1
                                                            Response dated
January 20, 2021
                                                            File No. 333-251059

       Dear Mr. Mercadante:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 11, 2020 letter.

       Response dated January 20, 2021

       Cover Page

   1. We note your response to prior comment 1. Please note that the OTC Pink is not an established trading
market for purposes of satisfying the requirements of Item 501(b)(3) of
                                                        Regulation S-K.
Accordingly, please revise your disclosure on the prospectus cover page, in the plan of
distribution and elsewhere in the prospectus as necessary to clarify that the selling shareholders
will sell shares at a fixed price or within a bona fide price range until your shares are listed
on a national securities exchange or quoted on the OTC Bulletin
                                                        Board, OTCQX, or OTCQB
at which time they may be sold at prevailing market prices or privately negotiated
prices. Please also disclose the fixed price or bona fide price range in the prospectus. To the
extent you determine to include a bona fide price range, please
 John Mercadante
Transportation and Logistics Systems, Inc.
January 27, 2021
Page 2
      provide your basis for determining such price range.
Incorporation by Reference of Certain Documents, page 1

2. We note your response to prior comment 2. While your response reflects that you are currently not an issuer of penny stock, please note that General Instruction VII.D.1(c) of
      Form S-1 provides that an issuer is not eligible to incorporate by reference if during the past three years it was an issuer for an offering of penny stock as defined in Rule 3a51-1 of the Exchange Act. Accordingly, please revise your reference to incorporation by reference and provide all required disclosure within the prospectus.
       Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.



                                                             Sincerely,
FirstName LastNameJohn Mercadante
                                                        Division of Corporation
Finance
Comapany NameTransportation and Logistics Systems, Inc.
                                                        Office of Energy &
Transportation
January 27, 2021 Page 2
cc:       Seth A. Akabas, Esq.
FirstName LastName